

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 13, 2006

<u>via U.S. Mail</u>
Robert R. Harl
President and Chief Operating Officer
Willbros Group, Inc.
Plaza 2001 Building
50th Street, 8th Floor
P.O. Box 0816-01098
Panama, Republic of Panama

> **Re:** **Willbros Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2006**
> **File No. 333-135540**
> **Quarterly Report on Form 10-Q for the Quarter Ended**
> **June 30, 2006**
> **File No. 1-11953**
> **Response Letter dated September 1, 2006**

Dear Mr. Harl:

We have considered your letter dated September 1, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors, page 6

1. We note your proposed disclosure. Delete disclosure which mitigates the risk you
are trying to highlight – i.e. "[w]e believe the previously implemented changes
and planned changes… will be adequate to remediate the above-described
material weaknesses."

Form 10-Q for the period ended June 30, 2006

Item 4. Controls and Procedures, page 44

2. We note your disclosure that "[e]xcept as described above, there were no material
changes in our internal control over financial reporting during the quarter ended
June 30, 2006 that has materially affected or is reasonably likely to materially
affect our internal control over financial reporting." Revise to state clearly, if
correct, that there *were* changes in your internal control over financial reporting
that occurred during this quarter that have materially affected, or are reasonably
likely to materially affect, your internal control over financial reporting.

Closing Comments

As appropriate, please amend the above filings in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Berman, Esq.
(916) 586-8548